CAMPBELL ALTERNATIVE ASSET TRUST
                           MONTHLY REPORT - JUNE 2010
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (17,822.866 units) at May 31, 2010            $      26,510,382
Additions of 33.339 units on June 30, 2010                               49,502
Redemptions of (392.324) units on June 30, 2010                        (582,542)
Offering Costs                                                                0
Net Income - June 2010                                                  (46,113)
                                                              -----------------

Net Asset Value (17,463.881 units) at June 30, 2010           $      25,931,229
                                                              =================

Net Asset Value per Unit at June 30, 2010                     $        1,484.85
                                                              =================

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                  $         413,525
    Change in unrealized                                                (86,277)

  Gains (losses) on forward and options on forward contracts:
    Realized                                                            369,511
    Change in unrealized                                               (671,489)
  Net Investment Income (Loss)                                            5,304
                                                              -----------------

                                                                         30,574
                                                              -----------------

Expenses:
  Brokerage fee                                                          71,580
  Performance fee                                                             0
  Operating expenses                                                      5,107
                                                              -----------------

                                                                         76,687
                                                              -----------------

Net Income (Loss) - June 2010                                 $         (46,113)
                                                              =================

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                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on June 30, 2010                     $       1,484.85

Net Asset Value per Unit on May 31, 2010                      $       1,487.44

Unit Value Monthly Gain (Loss) %                                         (0.17)%

Fund 2010 calendar YTD Gain (Loss) %                                     (3.43)%

To the best of my knowledge and belief, the information contained herein is accurate and complete.

                                       /s/ Theresa D. Becks
                                       -----------------------------------------
                                       Theresa D. Becks, Chief Executive Officer
                                       Campbell & Company, Inc.
                                       Managing Owner
                                       Campbell Alternative Asset Trust

                                       Prepared without audit

Dear Investor,

Strong Gains From Fixed Income Offset by Losses in Equity Indices and Foreign Exchange...

Another month of the "risk off" trade gave government bonds a bid, which produced healthy gains from long global fixed income positions. Unfortunately, these gains were offset by losses in equity indices, foreign exchange and commodities.

Long equity positions suffered from an equity sell off, which primarily stemmed from weaker than expected U.S. and Chinese economic data, negative corporate news and interbank funding concerns in the European region.

Foreign exchange trading generated losses primarily from our short Swiss Franc position as the currency rallied 7% vs. the U.S. Dollar based on Swiss National Bank comments softening its intervention language.

Commodity trading produced minimal losses, largely from our trading in natural gas futures which ended up 3.6% after finally breaking out of a three month range. The oil spill in the Gulf of Mexico has not been a significant factor on short-term price movements but most analysts agree that the real impact will be long-term as the cost of production is almost sure to go higher on the back of tighter regulation.

As the second quarter comes to a close, the "fear gauge" is spiking up, the Dow ended the quarter down 10% and gold futures continue to trend higher. Investors are truly in a risk aversion state looking for signs of comfort that we are not heading into a double-dip recession. The lack of direction that the markets have provided for the first half of the year has been frustrating, to say the least, but volatility such as we are experiencing right now provides fertile ground for break-out trends. While we cannot predict what the second half of the year will signal in the way of global economic health, we are committed and poised to take advantage of trending markets in either direction.

As always, please do not hesitate to contact me should you have any questions or concerns.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust